As filed with the Securities and Exchange Commission on December 29, 1998

                                                   Registration No. 333-________

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    FORM S-3

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                              --------------------

                                ATEC GROUP, INC.
                         (Name of Issuer in its charter)

                                    Delaware
         (State or other jurisdiction of incorporation or organization)

                                      5045
            (Primary Standard Industrial Classification Code Number)

                                    13-367969
                      (I.R.S. Employee Identification No.)

                              --------------------

                                 90 Adams Avenue
                            Hauppauge, New York 11788
                                 (516) 231-2832
   (Address and telephone number of principal executive offices and principal place of business)

                              --------------------

                    Surinder Rametra, Chief Executive Officer
                                ATEC Group, Inc.
                                 90 Adams Avenue
                            Hauppauge, New York 11788
                                 (516) 231-2832
            (Name, address and telephone number of agent for service)

                        Copies of all communications to:
                            Michael H. Freedman, Esq.
                   Silverman, Collura, Chernis & Balzano, P.C.
                        381 Park Avenue South, Suite 1601
                            New York, New York 10016
                                 (212) 779-8600

      Approximate date of proposed sale to the public: From time to time or at one time after the effective date of this Registration Statement as determined by the Selling Securityholders.

      If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended ("Securities Act"), other than securities offered only in connection with dividend or reinvestment plans, check the following box. [X]

      If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

      If this form is a post-effective amendment filed pursuant to 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]


      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

================================================================================================
                                                 Proposed        Proposed
                                 Amount to        Maximum         Maximum
 Title of Each Class of        Be Registered   Offering Price    Aggregate        Amount of
Securities to be Registered        (1)          Per Share(2)   Offering Price  Registration Fee
================================================================================================
Common Stock(3)                   639,916          $6.25         $3,999,475         $1,211.96
------------------------------------------------------------------------------------------------
Common Stock(4)                  5,946,000         $6.25        $37,162,500        $11,261.36
------------------------------------------------------------------------------------------------
Total                            6,585,916         $6.25        $41,161,975        $12,473.32
================================================================================================

(1) Pursuant to Rule 416 of the Securities Act of 1933, as amended, there are also being registered such indeterminate number of additional shares of Common Stock as may become issuable upon exercise of stock options to prevent dilution resulting from stock splits, stock dividends or similar transactions.

(2) Common Stock price per share calculated in accordance with Rule 457(c) of the Securities Act using the last sale price for the Common Stock on December 21, 1998.

(3)   Represents shares of Common Stock held by Selling Securityholders.

(4) Represents shares of Common Stock underlying stock options held by Selling Securityholders.

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended ("Securities Act"), or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

      Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any State.

                 DATED DECEMBER 29, 1998 SUBJECT TO COMPLETION

                                ATEC GROUP, INC.

                       639,916 SHARES OF COMMON STOCK AND
            5,946,000 SHARES OF COMMON STOCK UNDERLYING STOCK OPTIONS

      This Prospectus relates to the offer and sale from time to time by certain selling securityholders ("Selling Securityholders") of up to (i) 639,916 shares of ATEC Group, Inc. common stock, $.01 par value ("Common Stock"); and (ii) 5,946,000 shares of Common Stock upon the exercise of certain stock options ("Options"). See "Selling Securityholders" and "Plan of Distribution". The Common Stock and the Options are collectively referred to herein as the "Securities".

      The Company will not receive any proceeds from possible resales by the Selling Securityholders of their respective shares of Common Stock of the Company. However, the Company will receive proceeds of $48,283,440 from the exercise of the Options, of which there can be no assurance.

      The Selling Securityholders or pledgees, donees, transferees or other successors in interest that receive such shares as a gift, partnership distribution or other non-sale related transfer, may sell their shares of Common Stock from time to time, in market transactions, in negotiated transactions, through the writing of options, or a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Securityholders may effect such transactions by selling their shares of Common Stock to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Securityholders and/or the purchasers of such shares of Common Stock for whom such broker-dealer may act as agents or to whom they may sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions.) The Company has agreed to bear all expenses in connection with the registration of the shares of Common Stock to which this Prospectus relates.

      The Common Stock and the Company's Common Stock Purchase Warrants are quoted on the NASDAQ SmallCap Market System ("Nasdaq") under the symbols ATEC and ATECW, respectively. On December 21, 1998 the last sale price of the Common Stock and Warrants as reported on Nasdaq was $6.25 and $.21875, respectively.

THESE SECURITIES ARE HIGHLY SPECULATIVE. THEY INVOLVE A HIGH DEGREE OF RISK. THEY SHOULD BE PURCHASED ONLY BY PERSONS WHO CAN AFFORD TO SUSTAIN A TOTAL LOSS OF THEIR ENTIRE INVESTMENT (SEE "RISK FACTORS" - PAGE 5)

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The date of this Prospectus is December ___, 1998

                              AVAILABLE INFORMATION

      The Company is subject to the informational requirements of the Securities Exchange Act of 1934 ("Exchange Act") and in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission ("Commission"). Such reports, proxy statements and other information can be inspected and copied at the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Room 1204, Everett McKinley Dirksen Building, 219 South Dearborn Street, Chicago, Illinois 60604; and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the Commission at its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549.

      This Prospectus does not contain all of the information set forth in the Registration Statements of which this Prospectus is a part and which the Company has filed with the Commission. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement, including the exhibits filed as a part thereof, copies of which can be inspected at, or obtained at prescribed rates from the Public Reference Section of the Commission at the address set forth above. Additional updating information with respect to the Company may be provided in the future by means of appendices or supplements to the Prospectus.

      The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been or may be incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to the ATEC Group, Inc., 90 Adams Avenue, Hauppague, New York 11788 (516) 231-2832.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The documents listed below have been filed by the Company with the Commission and are incorporated herein by reference:

            (a) The Company's Annual Report on Form 10-K/A1 for its fiscal year ended June 30, 1998;

            (b) The Company's Quarterly Report on Form 10-Q for the three month period ended September 30, 1998;

            (c) The Company's 1998 Proxy Statement dated November 15, 1998;

            (d) The description of the Company's Common Stock contained in the Company's Registration Statement on Form S-1, Registration No. 33-2070 and on Form SB-2, Registration No. 33-54356;

            (e) All other reports filed by the Company pursuant to Section 13(a) and 15(d) of the Exchange Act since the Company's fiscal year ended June 30, 1998.

      All documents filed by the Company with the Commission pursuant to sections 13, 14 or 15(d) of the Exchange Act subsequent hereto, but prior to the termination of the offering of securities made by this Prospectus shall be deemed to be incorporated by reference herein and to be part hereof from their respective dates of filing.

      Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                               PROSPECTUS SUMMARY

      The following summary is qualified in its entirety by the more detailed information and the Consolidated Financial Statements and Notes thereto appearing elsewhere or incorporated by reference elsewhere in this Prospectus, including information under "Risk Factors". All references to shares of common stock of the Company in this Prospectus have been adjusted to give effect to the Company's one for five reverse stock split effective November 18, 1997.

                                   THE COMPANY

      ATEC Group, Inc. (the "Company" or "ATEC"), is a leading system integrator and provider of a full line of computer and information technology products and services to business, professionals, government agencies and educational institutions. The Company has experienced rapid growth over the past few years on core competencies including system design, high speed data transmission, LAN/WAN, video conferencing, Year 2000 solution, telecommunications, and Internet/Intranet technology. Some projects currently under review are Year 2000 modifications and ATM re-engineering of fiber-optic backbone networks.

      ATEC offers a full spectrum of services and support which, it believes is of critical importance in the current market environment to the Company's customers. The integration of networks, multimedia, video conferencing, high volume storage information and communication systems, has, in the Company's opinion, necessitated technical support and continued client relations after the initial purchase. In today's market, ATEC believes that most consumers and business users do not possess the time to investigate and locate the various computer components necessary to establish an integrated computer system. The Company therefore strives to service all of its clients' technology needs in a cost effective manner.

      ATEC's marketing strategy is to educate business clients as to the Company's ability to provide a "one-stop solution" to all computer needs from the initial purchase and installation processes through required service and maintenance and future expansion requirements. The Company's subsidiaries are authorized sales and service dealers for all major manufacturers. The Company sells to its customers an extensive selection of computer products at a competitive combination of price and service. The Company offers over 10,000 computer products from over 500 manufactures including IBM, Compaq, Hewlett Packard, Apple, DEC, Hughes Networks, Microsoft, Novell, Oracle, Sybase, Toshiba and many more.

      The Company's corporate headquarters are located at 90 Adams Avenue, Hauppauge, New York 11788. The Company's telephone number is (516) 231-2832.

                                  RISK FACTORS

      The securities offered hereby are speculative and involve a high degree of risk, including, but not necessarily limited to, the risk factors described below. Prospective investors must carefully consider, among other things, the following factors in evaluating an investment in the Company's securities.

      1. Microcomputer Industry Conditions. The microcomputer industry has been characterized by intense price cutting among the major hardware and software vendors which could materially adversely affect the Company's future operating results. Given the Company's limited financial resources, its anticipated expenses and the highly competitive environment in which the Company operates, there can be no assurance that the Company's current rate of revenue growth will continue in the future or that the Company's future operations will remain profitable. The Company's future results of operations are dependent upon continued demand for microcomputer products. This industry experienced rapid growth until 1988 and thereafter has grown at a substantially slower rate. Distributors in the microcomputer industry currently face a number of adverse business conditions, including price and gross profit margin pressures and market consolidation. During the past six years all major hardware vendors have instituted extremely aggressive price reductions in response to lower component costs and discount pricing by certain microcomputer manufacturers. The increased price competition among major hardware vendors had resulted in declining gross margins for many microcomputer distributors and may result in a reduction in existing vendor subsidies. Management of the Company believes, however, that these current conditions, which are forcing certain of the Company's direct competitors out of business, may present the Company with opportunities to expand its business. There can be no assurance that the Company will be able to continue to compete effectively in this industry given the intense price reductions and competition currently existing in the microcomputer industry.

      2. Competition. The microcomputer market is highly competitive. The Company is in direct competition with local, regional and national distributors of microcomputer products and related services. Several of these competitors offer most of the same basic products as the Company. In addition, the tri-state Metropolitan New York area, to which the Company markets its products and services, is particularly characterized by highly discounted pricing on microcomputer products from various sources of competition. The Company faces competition from microcomputer vendors that sell their products through direct sales forces and from manufacturers and distributors that emphasize mail order and telemarketing. The Company has an insignificant market share of sales in the microcomputer industry and the service markets which the Company serves. Certain of the Company's competitors on the regional and national level are substantially larger, have more personnel and have materially greater financial and marketing resources than the Company and operate within a larger geographic area than does the Company. Accordingly, there can be no assurance the Company will be able to continue to compete effectively in the marketplace.

      3. Dependence on Suppliers. The Company is an authorized dealer for microcomputers and related products of more than twenty five manufacturers. The Company's authorized dealer agreements with suppliers are typically subject to periodic renewal and to termination on short notice or immediately upon the occurrence of certain events. The dealer agreements also provide for periodic audits by the supplier. A supplier could also terminate an authorized dealer agreement for reasons unrelated to the Company's performance. In addition, the Company competes with other suppliers to obtain products on the most favorable contract terms, which are often available only to companies substantially larger than the Company. The loss of a major supplier or the deterioration of the Company's relationship with those major suppliers whose products are in demand, or a change in current terms of its dealer agreements could have a material adverse effect on the Company's business.

      4. Proposed Expansion. The Company intends to continue to seek to expand its current level of operations through acquisitions. While the Company has grown during the last several years, there can be no assurance that the Company will be able to further expand its operations successfully. Expansion of the Company's operations will depend on, among other things, the continued growth of the microcomputer industry, the Company's ability to withstand intense price competition, its ability to obtain new clients, retain skilled technicians, engineers, sales and other personnel in order to expand its technical and marketing capabilities, secure adequate sources of products which are then in demand on commercially reasonable terms, successfully manage growth (including monitoring an expanded level of operations and controlling costs) and the availability of adequate financing.

      The Company seeks to expand its operations through potential acquisitions. The Company previously reviewed various potential acquisitions and believes there are numerous opportunities presently available. In June 1996, the Company acquired Innovative Business Micros, Inc. ("Innovative") and in April 1998, Logix Solutions, Inc. There can be no assurance that the Company will be able to effect any other acquisitions or that, if the Company is able to effect any acquisitions, it will be able to successfully integrate into its operations any acquired business and expand the Company's operations. Moreover, the Innovative acquisition is a related party transaction which was not negotiated on an arms-length basis. There can be no assurance that the consideration paid by the Company for Innovative would not have been at a more beneficial rate had the Company and Innovative not been affiliated parties. The Company may use authorized but unissued Common Shares to purchase businesses or assets of companies. In the event that the Company makes an acquisition through a leveraged transaction, of which it has no present intention, there can be no assurance that the Company will have sufficient income to satisfy the interest payments. If the Company enters into a leveraged transaction and does not have sufficient income to meet interest payments they would have to be paid from proceeds of this offering.

      5. Technological Change. The microcomputer products market is characterized by rapid technological change and frequent introduction of new products and product enhancements. The Company's ability to compete successfully depends, in large part, on its ability to obtain products when needed and on favorable terms from those suppliers and vendors which are able to adapt to technological changes and advances in the microcomputer industry. The Company has access to state-of-the-art technical databases which provide it with information concerning technological advances from major vendors as soon as it is published. While this allows the Company the flexibility to shift rapidly from one vendor to another, there can be no assurance that the Company's current vendors and suppliers will be able to achieve the technological advances necessary to remain competitive or that the Company will be able to obtain authorizations from new vendors or for new products that gain market acceptance. There can be no assurance that the Company will be able to continue to keep pace with the technological demands of the marketplace to successfully enhance its outsourced support services to be compatible with new microcomputer products.

      6. Dependence on Certain Vendors. The Company has two customers which together accounted for 25% of the Company's sales in fiscal 1998. The Company also has two suppliers which together accounted for 50% of the Company's purchases in fiscal 1998. The loss of a major vendor could be expected to have a material adverse effect on the Company's operations during the short-term until the Company was able to generate replacement sources, although there can be no assurance of obtaining such sources.

      7. Possible Need for Additional Financing. Depending upon the Company's then current level of sales, the Company may require additional funds in order to expand its activities. The Company anticipates, based on currently proposed plans and assumptions relating to this operation, that projected cash flow from operations and currently available financing arrangements, will be sufficient to satisfy its contemplated cash requirements for at least the next 12 months. In the event that the Company's plans change or its assumptions change or prove to be inaccurate, or if the projected cash flow proves to be insufficient to fund operations (due to unanticipated expenses, possible acquisitions, technical problems or difficulties or otherwise), the Company may find it necessary or advisable to seek additional funding and/or to reallocate some of the proceeds or to use portions thereof for other purposes. There can be no assurance that additional financing, whether debt or equity, will be available to the Company on commercially reasonable terms, or at all.

      Even if additional financing were available, the Company may not be able to obtain any additional financing, since all of the Company's assets are pledged as collateral pursuant to a credit facility. Any inability to obtain additional financing could have a material adverse effect on the Company, including possibly requiring the Company to significantly curtail its planned expansion.

      8. Marketing Capability. Substantially all of the Company's marketing activities are being conducted by its officers, directors and limited number of salespersons. Management will continue to devote a substantial amount of time developing and maintaining continuing personal relationships with the Company's customers. The Company's growth prospects, however, will be largely dependent upon the Company's ability to achieve greater penetration of the Microcomputer industry. Achieving market penetration will require the Company to be able to attract skilled marketing personnel.

      9. Lack of Patents and Proprietary Protection. The Company holds no patents and has no trademarks or copyrights registered in the United States Patent and Trademark Office or in any state. While such protection may become important to the Company, it is not considered essential to the success of its business. The Company relies on the know-how, experience and capabilities of its management personnel. Without trademark and copyright protection, however, the Company has no protection from other parties attempting to offer similar services. The Company has access to state-of-the-art technical databases of various leading vendors, which enables it to learn of technical breakthroughs as soon as they are published; however, the Company has no proprietary right to these databases.

      10. Control by Current Management. The Company's officers and directors currently possess voting rights representing approximately 34% of the Company's outstanding voting securities. Accordingly, the Company's current management is able to exercise substantial control over the Company including influencing the election of the Company's directors, and generally directing the affairs of the Company.

      11. Dependence on Key Personnel. The success of the Company is largely dependent on the personal efforts of Surinder Rametra and Ashok Rametra. Although the Company has entered into employment agreements with Messrs. Rametra and Rametra, the loss of their services could have a material adverse effect on the Company's business and prospects. The Company does not maintain "key man" life insurance on the lives of Messrs. Rametra and Rametra. The success of the Company is also dependent upon its ability to hire and retain additional qualified engineering, technical and marketing personnel. There can be no assurance that the Company will be able to hire or retain such necessary personnel in the future.

      12. No Dividends. The Company has not paid any cash dividends on its Common Shares and does not expect to declare or pay any cash or other dividends in the foreseeable future.

      13. Possible Volatility of Common Share Price. The market price for the Company's securities has been and may at times continue to be highly volatile. Factors such as the Company's financial results, introduction of new products in the marketplace, status of compliance with certain regulations governing the sale of its products and various factors affecting the computer industry generally may have a significant impact on the market price of the Company's securities. Additionally, in the last several years, the stock market has experienced a high level of price and volume volatility and market prices for many companies, particularly small and emerging growth companies, the common stock of which trades in the over-the-counter-market, have experienced wide price fluctuations which have not necessarily been related to the operating performance of such companies.

      14. Future Sales of Common Shares Under Rule 144 or Otherwise. Of the approximately 6,764,460 shares of Common Stock issued and outstanding as of the date of this Prospectus a significant number of such shares are "restricted securities" as that term is defined under Rule 144 promulgated under the Securities Act of 1933, as amended ("Securities Act").

However, all restricted shares are currently eligible for sale under Rule 144. In general, under Rule 144, a person (or persons whose shares are aggregate) who has satisfied a one-year holding period may sell "restricted securities" within any three-month period limited to a number of shares which does not exceed the greater of one percent of the then outstanding shares or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits the sale (without any quantity limitation) of "restricted securities" by a person who is not an affiliate of the issuer and who has satisfied a two-year holding period. The Company cannot predict the effect that sales made under Rule 144, sales made pursuant to other exemptions under the securities laws or under registration statements may have on any then prevailing market price. Nevertheless, the possibility exists that the sale of any of these shares may have a depressive effect on the price of the Company's securities in any public trading market. See "Shares Eligible for Future Sale" and "Principal Shareholders."

                                 USE OF PROCEEDS

      The Company will not receive proceeds from any resale of the Common Stock. The proceeds to be received by the Company from the exercise of the Options (assuming all of such securities are exercised), will be $48,283,440. The Company intends to use such proceeds for general corporate purposes. Pending use of the proceeds, they will be invested in short term, interest bearing securities or money market funds.

                                    DILUTION

      The following discussion is based on the issuance of the Common Stock and assumes that all of the Options are exercised:

      As of September 30, 1998, the net tangible book value of the Common Stock, based on the balance sheet at September 30, 1998, was $9,168,215 or $1.37 per share. Net tangible book value per share represents the amount of the assets, $21,310,153, less intangible assets of $4,116,188 and liabilities of $8,025,750, divided by the number of shares outstanding, 6,700,664. Without taking into account any other changes in the net tangible book value of the Company after September 30, 1998, upon the issuance of the Common Stock and the exercise of the Options, and the receipt of the net proceeds therefrom ($48,283,440), the pro forma net tangible book value of the Common Stock, would be $57,451,655. Upon dividing the pro forma net tangible book value by the pro forma amount of Common Stock outstanding (12,646,664), the pro forma net tangible book value per share is $4.54 per share, representing an immediate increase in the net tangible book value of $3.17 per share to the present shareholders. Dilution to new investors, since new investors will purchase shares at varying and fluctuating prices, represents the difference between the market price of the Common Stock and the pro forma net tangible book value per share after the issuance of all the shares of Common Stock issuable upon exercise of the Options.

                       RESALES BY SELLING SECURITYHOLDERS

      This Prospectus relates to the proposed resale by the Selling Securityholders of up to (i) 639,916 shares of outstanding Common Stock; and
(ii) 5,946,000 shares of Common Stock issuable upon the exercise of Options. The following table sets forth as of December 2, 1998 certain information with respect to the persons for whom the Company is registering the Common Stock for sale to the public. No such persons have had a material relationship with or has held any position or office with the Company within three years, other than as footnoted below. The Company will not receive any of the proceeds from the sale of the Common Stock, but may receive up to $48,283,440 on the exercise of the Options.

                                  Securities                              Securities
                                  Owned Prior           Securities          Owned
                                 to Offering(1)      Offered Herein     After Offering
Name of Selling            ------------------------  --------------     --------------
Securityholders            Common Stock     Options   Common Stock     Amount         %
---------------            ------------     -------   ------------     ------         --
Gary Patterson                10,000           0         10,000           0           0
John R. Serafini, Jr           8,000           0          8,000           0           0
Norton D. Weiner              10,000           0         10,000           0           0
Cheri Housman                  4,445           0          4,445           0           0
Carl Jones                   110,000     1,474,200    2,718,200(2)        0           0
Carla C. de Baca               7,000           0          7,000           0
Jesse and Dione Lenz JT        1,000           0          1,000           0           0
Michelle O'Mahoney            17,600       163,800      307,400(3)        0           0
James Peterson                12,600       163,800      302,400(3)        0           0
Monica Wright                  4,000           0          4,000           0           0
Elwood Jones                   2,200           0          2,200           0           0
Eileen Matzen                  2,200           0          2,200           0           0
Vimonh Chittarath              2,500           0          2,500           0           0
Keith Backes                   1,000           0          1,000           0           0
Jan K. Lorenzo                    35           0             35           0           0
Dozal & Associates, Inc.      10,000           0         10,000           0           0
Frank F. Dozal                66,700       737,100    1,370,800(4)        0           0
Rita Dozal                    56,700       737,100    1,360,800(4)        0           0
Mark M. Soane and              5,898           0          5,898           0           0
 Sarah R. Soane JT
Guardian Ventures, Inc.       11,792           0         11,792           0           0
S.R.T.B., LLC                117,925           0        117,925           0           0
B.A.T.B., LLC                117,925           0        117,925           0           0
Brian Ellis                      200           0            200           0           0
Michael Golden                16,041           0         16,041           0           0
Ben Lichtenberg               15,316           0         15,316           0           0
Steven Schwartz                6,220           0          6,220           0           0
John Elwyn                     2,073           0          2,073           0           0
Bruce Mahon                      829           0            829           0           0
Michael Silverman              1,037           0          1,037           0           0
Craig Samuels                  1,037           0          1,037           0           0
Jonathan Rich                 11,995           0         11,995           0           0
Anthony Guglieri                 706           0            706           0           0
Glen Merendino                   706           0            706           0           0
Vincent Chieco                   706           0            706           0           0
Bill McCormack                   353           0            353           0           0

                                  Securities                              Securities
                                  Owned Prior           Securities          Owned
                                 to Offering(1)      Offered Herein     After Offering
Name of Selling            ------------------------  --------------     --------------
Securityholders            Common Stock     Options   Common Stock     Amount         %
---------------            ------------     -------   ------------     ------         --
Joe Candela                     353            0          353            0            0
Joe Spinello                    706            0          706            0            0
Agnes Tavoulareas               706            0          706            0            0
Josh Bismuth                    706            0          706            0            0
David Rich                      706            0          706            0            0
Continental Capital Corp.                  150,000    150,000(5)         0            0

-----------------
(1) For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares of Common Stock which such person has the right to acquire within 60 days of December 2, 1998. For purposes of computing the percentage of outstanding shares of Common Stock held by each person or group of persons named above, any security which such person or persons has or have the right to acquire within such date is deemed to be outstanding but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the Company believes based on information supplied by such persons, that the persons named in this table have sole voting and investment power with respect to all shares of Common Stock which they beneficially own.

(2) Includes presently exercisable (i) Options for the purchase of 340,200 shares of Common Stock exercisable during the eighteen month period commencing April 10, 1998 and expiring October 10, 1999 at an exercise price of $4.74 per share; and (ii) Options for the purchase of 1,134,000 shares of Common Stock exercisable during the eighteen month period commencing April 10, 1998 and expiring October 10, 1999 at an exercise price of $7.50 per share. Also includes not presently exercisable Options for the purchase of 1,134,000 shares of Common Stock during the period commencing March 31, 1999 and expiring December 31, 2000 at an exercise price of $10.00 per share.

(3) Includes presently exercisable (i) Options for the purchase of 37,800 shares of Common Stock exercisable during the eighteen month period commencing April 10, 1998 and expiring October 10, 1999 at an exercise price of $4.74 per share; and (ii) Options for the purchase of 126,000 shares of Common Stock exercisable during the eighteen month period commencing April 10, 1998 and expiring October 10, 1999 at an exercise price of $7.50 per share. Also includes not presently exercisable Options for the purchase of 126,000 shares of Common Stock during the period commencing March 31, 1999 and expiring December 31, 2000 at an exercise price of $10.00 per share.

(4) Includes presently exercisable (i) Options for the purchase of 170,100 shares of Common Stock exercisable during the eighteen month period commencing April 10, 1998 and expiring October 10, 1999 at an exercise price of $4.74 per share; and (ii) Options for the purchase of 567,000 shares of Common Stock exercisable during the eighteen month period commencing April 10, 1998 and expiring October 10, 1999 at an exercise price of $7.50 per share. Also includes not presently exercisable Options for the purchase of 567,000 shares of Common Stock during the period commencing March 31, 1999 and expiring December 31, 2000 at an exercise price of $10.00 per share.

(5) Represents Options for the purchase of 150,000 shares of Common Stock exercisable during the one year period commencing March 11, 1998 and expiring March 11, 1999. 100,000 of such Options are exercisable at $4.00 per share, and 50,000 of such Options are exercisable at $5.00 per share.

                              PLAN OF DISTRIBUTION

      The Selling Securityholders may offer and sell shares of Common Stock from time to time in the discretion of the Selling Securityholders on Nasdaq or in the over-the-counter market or otherwise at prices and at terms then prevailing or at prices related to the then current market price, or at negotiated prices. The distribution of the shares of Common Stock may be effected from time to time in one or more transactions including, without limitation: (a) a block trade in which the broker-dealer so engaged will attempt to sell the Common Stock as agent, but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (d) face-to-face or other direct transactions between the Selling Securityholders and purchasers without a broker-dealer or other intermediary. In effecting sales, broker-dealers or agents engaged by the Selling Securityholders may arrange for other broker-dealers or agents to participate. From time to time, one or more of the Selling Securityholders may pledge, hypothecate or grant a security interest in some or all of the common Stock owned by them, and the pledgees, secured parties or persons to whom such securities have been hypothecated shall, upon foreclosure in the event of default, be deemed to be Selling Securityholders hereunder. In addition, the Selling Securityholders may from time to time sell short the Common Stock of the Company, and in such instances, this Prospectus may be delivered in connection with such short sale and the Common Stock offered hereby may be used to cover such short sale.

      Sales of Selling Securityholders' Common Stock may also be made pursuant to Rule 144 under the Securities Act, where applicable. The Selling
Securityholders' shares may also be offered in one or more underwritten offerings, on a firm commitment or best efforts basis. The Company will receive no proceeds from the sale of Common Stock by the Selling Securityholders.

      To the extent required under the Securities Act, the aggregate amount of Selling Securityholders' Common Stock being offered and the terms of the offering, the names of any such agents, brokers, dealers or underwriters and any applicable commission with respect to a particular offer will be set forth in an accompanying Prospectus supplement. Any underwriters, dealers, brokers or agents participating in the distribution of the Common Stock may receive compensation in the form of underwriting discounts, concessions, commissions or fees from a Selling Securityholder and/or purchasers of Selling Securityholders' shares of Common Stock, for whom they may act. In addition, sellers of Selling Securityholders' shares of Common Stock may be deemed to be underwriters under the Securities Act and any profits on the sale of Selling Securityholders' shares of Common Stock by them may be deemed to be discounts or commissions under the Securities Act. Selling Securityholders may have other business relationships with the Company and its subsidiaries or affiliates in the ordinary course of business.

      From time to time each of the Selling Securityholders may transfer, pledge, donate or assign Selling Securityholders' shares of Common Stock to lenders, family members and others and each of such persons will be deemed to be a "Selling Securityholder" for purposes of this Prospectus. The number of Selling Securityholders' shares of Common Stock beneficially owned by those
Selling Securityholders who so transfer, pledge, donate or assign Selling Securityholders' shares of Common Stock will decrease as and when they take such actions. The plan of distribution for Selling Securityholders' shares of Common Stock sold hereunder will otherwise remain unchanged, except that the transferees, pledgees, donees or other successors will be Selling Securityholders hereunder.

      Including, and without limiting the foregoing, in connection with distributions of the Common Stock, a Selling Securityholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the Common Stock in the course of hedging the positions they assume with such Selling Securityholder. A Selling Securityholder may also enter into option or other transactions with broker-dealers that involve the delivery of the Common Stock to the broker-dealers, who may then resell or otherwise transfer such Common Stock. A Selling Securityholder may also loan or pledge the Common Stock to a broker-dealer and the broker-dealer may sell the Common Stock so loaned or upon default may sell or otherwise transfer the pledged Common Stock.

      Under applicable rule and regulations under the Exchange Act, any person engaged in the distribution of the Common Stock may not bid for or purchase shares of Common Stock during a period which commences one business day (5 business days, if the Company's public float is less than $25 million or its average daily trading volume is less than $100,000) prior to such person's participation in the distribution, subject to exceptions for certain passive market making activities. In addition and without limiting the foregoing, each Selling Securityholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M which provisions may limit the timing of purchases and sales of shares of the Company's Common Stock by such Selling Securityholder.

      The Company is bearing all costs relating to the registration of the shares of Common Stock (other than fees and expenses, if any, of counsel or other advisors to the Selling Securityholders). Any commissions, discounts or other fees payable to broker-dealers in connection with any sale of the shares of Common Stock will be borne by the Selling Securityholder selling such shares of Common Stock.

      The Company has agreed to indemnify the Selling Securityholders in certain circumstances, against certain liabilities, including liabilities arising under the Securities Act.

                          TRANSFER AGENT AND REGISTRAR

      The Transfer Agent and Registrar for the Common Stock of the Company is North American Transfer Company, 147 W. Merrick Road, Freeport, New York 11520.

                                  LEGAL MATTERS

      The legality of the shares offered hereby has been passed upon for the Company by Silverman, Collura, Chernis & Balzano, P.C., 381 Park Avenue South, Suite 1601, New York, New York 10016.

                                     EXPERTS

      The Company's consolidated financial statements incorporated by reference in this Registration Statement, have been incorporated herein in reliance on the reports of Weinick Sanders Leventhal & Co., LLP, independent accountants, given upon the authority of such firm as experts in accounting and auditing.

              DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
                         FOR SECURITIES ACT LIABILITIES

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Company, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expense incurred or paid by a director, officer, or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person of the Company in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issues.

================================================================================

No dealer, salesman or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offer made by this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that there has been no change in the affairs of the Company since the date hereof. This Prospectus does not constitute an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Available Information..........................................................2
Prospectus Summary.............................................................4
Risk Factors...................................................................5
Use of Proceeds...............................................................10
Dilution......................................................................10
Resales by Selling Securityholders............................................11
Plan of Distribution..........................................................14
Transfer Agent and Registrar..................................................16
Legal Matters.................................................................16
Experts.......................................................................16
Disclosure of Commission Position on Indemnification..........................16

================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

         SEC Registration Fee                                 $12,473.32
         Printing Expenses                                    $ 1,000*
         Legal Fees and Expenses                              $ 5,000*
         Accounting Fees and Expenses                         $ 1,000*
         Transfer Agent Fees                                  $ 2,000*
         Miscellaneous Expenses                               $ 1,000*

                  TOTAL                                       $22,473.32*
----------
* Estimated

      The Selling Security Holders will not be paying any portion of the foregoing expenses of issuance and distribution.

Item 15. Indemnification of Directors and Officers.

      Section 145 of the General  Corporation  Law of the State of Delaware  and
Article 7 of the Company's Articles of Incorporation contain provisions for indemnification of officers, directors, employees and agents of the Company. The Articles of Incorporation require the Company to indemnify such persons to the full extent permitted by Delaware law. Each person will be indemnified in any proceeding if he acted in good faith and in a manner which he reasonably believed to be in, or not opposed to, the best interest of the Company. Indemnification would cover expenses, including attorney's fees, judgments, fines and amounts paid in settlement.

      The Company's Articles of Incorporation also provided that the Company's Board of Directors may cause the Company to purchase and maintain insurance on behalf of any present or past director or officer insuring against any liability asserted against such person incurred in the capacity of direct or officer or arising out of such status, whether or not the Company would have the power to indemnify such person. The Company may seek to obtain directors' and officers' liability insurance.

Item 16. Exhibits

5 Opinion of Silverman, Collura, Chernis & Balzano, P.C., special counsel for the Registrant, as to the legality of the securities being registered.

23.1  Consent of Weinick Sanders Leventhal & Co., LLP, Independents Accountants.

23.2  Consent of  Silverman,  Collura,  Chernis & Balzano,  P.C.  (contained  in
      Exhibit 5).

Item 17. Undertakings.

      (a) Rule 415 Offerings.

      The undersigned small business issuer hereby undertakes that it will:

            (1) File, during the period required by Rule 415, a post-effective amendment to this Registration Statement to:

            (i) Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

            (ii)  Reflect  in  the   prospectus   any  facts  or  events  which,
            individually or together, represent a fundamental change in the information in the Registration Statement; and

            (iii) Includes any additional or changed material information on the plan of distribution.

provided, however, the paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the Registration Statement is on Form S-3 or Form S-8, and the information required in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

            (2) For determining liability under the Securities Act of 1933, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

            (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

      (b) Request for acceleration of effective date.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act"), may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceedings) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such court.

      (c) Reliance upon Rule 430A under the Securities Act.

      The undersigned small business issuer hereby undertakes that it will:

            (1) For determining any liability under the Securities Act of 1933, as amended, treat the information omitted from the form of prospectus filed as part of the registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the small business issuer under Rule 424(b)(1) or (4) or 497(h) under the Securities Act as part of this registration statement as of the time the Commission declared it effective.

            (2) For determining any liability under the Securities Act of 1933, as amended, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

                                   SIGNATURES

      Pursuant to the requirement of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, therewith duly authorized, in Hauppauge, New York on December 23, 1998.

                                    ATEC GROUP INC.

                                    By:  /s/ Surinder Rametra
                                         ------------------------------------
                                         Surinder Rametra, Chairman and CEO

                                POWER OF ATTORNEY

      KNOW ALL MEN BY THESE PRESENTS,that each person whose signature appears below, hereby constitutes and appoints Surinder Rametra, his true and lawful attorney-in-fact, with full power of substitution and resubstitution, for his and in his name, place and stead, in any and all capacities, to sign any or all amendments or supplements to this Registration Statement and to file the same with all exhibits thereto and other documents in connection therewith, with the Commission, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary or appropriate to be done with respect to this Registration Statement or any amendments or supplements hereto and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in their respective capacities with ATEC Group, Inc. and on the dates indicated.

                                   SIGNATURES

Signature                              Title                            Date

/s/ Surinder Rametra          Chairman of the Board            December 23, 1998
--------------------          of Directors and CEO
Surinder Rametra              (Principal Executive Officer)

/s/ James Charles             Chief Financial Officer          December 23, 1998
--------------------          (Principal Financial
James Charles                 and Accounting Officer)

/s/ Ashok Rametra
--------------------          Chief Operating Officer          December 23, 1998
Ashok Rametra                 and Director

/s/ George Eagan
--------------------          Director                         December 23, 1998
George Eagan

/s/ David Reback              Director                         December 23, 1998
--------------------
David Reback